

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

 Re: Wearable Devices Ltd.
   Amendment No. 10 to Registration Statement on Form F-1
   Filed September 6, 2022
   File No. 333-262838

Dear Mr. Dahan:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1 filed September 6, 2022

Cover Page

1. Revise the cover page to restore disclosure of the Reset Price applicable to the warrants that was removed in your amendment to be consistent with your disclosures elsewhere or advise.

Alpha and other investors in April 2021 financing are entitled to additional Ordinary Shares and warrants or additional shares. . . , page 25

2. Clarify whether "Dilutive Issuance" as used in this risk factor and elsewhere has a meaning separate from that attributed to "Dilutive Issuance" as used on page 90 and as defined in Exhibit 10.3.

Asher Dahan
Wearable Devices Ltd.
September 7, 2022
Page 2

Description of the Securities We are Offering, page 95

3. Update the disclosure about the number of warrants included in each Unit to be consistent with your other disclosures (i.e., that you are offering Units consisting of one ordinary share and <u>two</u> warrants to purchase one ordinary share each) or advise.

   You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even